Exhibit 11

                       FARAH INCORPORATED AND SUBSIDIARIES


    STATEMENT REGARDING COMPUTATION OF NET LOSS PER SHARE - Basic and Diluted


      Net loss per share (basic and diluted) is based on weighted average shares of common stock outstanding.
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